ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

January 5, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz; Laura Hatch

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A, filed on October 27, 2011

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on December 12, 2011, relating to Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A filed on October 27, 2011 regarding the IASG Managed Futures Strategy Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please note that the term of the operating expense limitation agreement between IASG Capital Management, LLC (the “Advisor”) and the Fund must be at least one year.

Response #1

We confirm that the operating expense limitation will be through December 31, 2013.  The summary section has been revised accordingly.

Summary Section – Principal Investment Strategies

Comment #2

The prospectus discloses that the Fund will implement its managed futures strategy by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the “Subsidiary”), and that the Subsidiary may invest in securities of pooled investment vehicles.  Please advise if any of the pooled investment vehicles that the Subsidiary may invest are exempt from the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  If so, please confirm that the expenses related to such pooled investment vehicles will be reflected in the “Acquired Fund Fees and Expenses” line item of the fee and expenses table.

Response #2

The Registrant confirms that the pooled investment vehicles in which the Subsidiary may invest are commodity pools and therefore outside the definition of investment company under the 1940 Act.  As such, the expenses related to such pooled investment vehicles are not reflected in the Fund’s fee and expenses table in the “Acquired Fund Fees and Expenses” line item.

Comment #3

Please confirm whether or not the Advisor owns 50% or more of the economic interest in a commodity pool or other underlying pool.  If so, the associated expenses must be included in fee table.  If not, the Advisor must reflect the fees in a footnote to the fee table.

Response #3

It is anticipated that the Fund’s Subsidiary will own at least 50% of the economic interest of some or all of the Underlying Pools and thus will have economic control of such Underlying Pools.  Accordingly, to the extent the Subsidiary has economic control of an Underlying Pool, the expenses of the Underlying Pool will be reflected in the Fund’s fee table under “Other Expenses.”

Comment #4

The Commission recommends changing the defined term “Underlying Fund” to “Pooled Entity” or some similar term.

Response #4

The prospectus has been revised so that the defined term “Underlying Fund” has been changed to “Underlying Pool.”

Comment #5

Please advise if the fixed income strategy includes investing in ETFs.  Additionally, please advise if the fixed income strategy is subject to any restrictions on the types of instruments selected (e.g., maturity or quality parameters).

Response #5

The fixed income strategy is limited to investments in short-term, high quality instruments such as U.S. Treasury bills that mature in three years or less.  This strategy does not include investments in ETFs.  The Fund’s exposure to ETFs will only be through Underlying Pools to the extent than an Underlying Pool manager allocates pool assets to a CTA that uses ETFs as part of its investment strategy.

Comment #6

The prospectus discloses that the Fund will invest up to 25% of its total assets in the managed futures strategy.  Please revise the prospectus to clarify the extent of leverage involved in the managed futures strategy.

Response #6

Please see our response to Comment #9 below.

Comment #7

The prospectus discloses that the Fund will invest up to 75% of its total assets in the fixed income strategy.  Please disclose the extent to which the fixed income strategy invests in securities or ETFs, if any.

Response #7

As mentioned in Response #5 above, the fixed income strategy is limited to investments in short-term, high quality instruments such as U.S. Treasury bills that mature in one year or less.  This strategy does not include investments in ETFs.

Summary Section - Principal Risk Factors

Comment #8

Please clarify to what extent the Fund will invest in foreign securities since foreign currency risk and foreign investment risk are disclosed as principal investment risks of the Fund.

Response #8

Although the Fund may invest in foreign securities from time to time, foreign currency risk and foreign investment risk are not principal risks of the Fund’s investment strategy.  As such, these risk factors have been removed from the prospectus.

Comment #9

Does the Leverage Risk risk factor apply to the Fund as a whole, or only to entities in which the Fund invests?  Will these entities be subject to the same 1940 Act restrictions and limitations as the Fund?

Response #9

The Leverage Risk disclosure only applies to the Underlying Pools. The Underlying Pools will not be subject to the 1940 Act leverage restrictions; however, the Fund and Subsidiary will be subject to such restrictions on a consolidated basis.  Please see the revised Leverage Risk disclosure as included in the prospectus summary:

Leverage Risk: Using derivatives to increase the Underlying Pools’ combined long and short exposure creates leverage, which can magnify the Underlying Pools’ potential for gain or loss and, therefore, amplify the effects of market volatility on the Underlying Pools’ (and, indirectly, the Fund’s) share price.

Please see the revised Leverage Risk disclosure as included in the statutory prospectus:

Leverage Risk: Using derivatives to increase the Underlying Pools’ combined long and short position exposure creates leverage, which can amplify the effects of market volatility on the Underlying Pools’ share price and make the Underlying Pools’ (and, indirectly, the Fund’s) returns more volatile.  The use of leverage may cause the Underlying Pools to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations.  The use of leverage may also cause the Underlying Pools (and, indirectly, the Fund) to have higher expenses than those of mutual funds that do not use such techniques.

Comment #10

Please include language in the Tax Risk paragraph explaining the freeze on IRS public letter rulings.  State whether or not the Fund will be relying on an opinion of counsel.

Response #10

The Fund will not be relying on an opinion of counsel with respect to the Fund’s tax status.  The “Tax Risk” risk factor included in the prospectus summary has been revised in response to your comment.  Please see the revised risk factor below:

Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options and futures contracts, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund.  Also, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the U.S. federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.  Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  However, the IRS has suspended issuance of any further letters pending a review of its position.  If the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.

The “Tax Risk” risk factor included in the statutory prospectus has been revised in response to your comment.  Please see the revised risk factor below:

Tax Risk:  The Fund’s short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  However, the Fund currently does not intend to request a private letter ruling from the IRS.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Comment #11

Will the Subsidiary’s advisory contract comply with Section 15(a) of the 1940 Act?

Response #11

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #12

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #12

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #13

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #13

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #14

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #14

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.

Comment #15

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #15

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #16

May the Advisor increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #16

The Advisor may not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Advisor will offset fees due the Advisor by the Fund.

Comment #17

Please confirm that all Subsidiary expenses are included in the fee table above.

Response #17

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table above.

Comment #18

Is the Fund’s investment in the Subsidiary liquid?

Response #18

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #19

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #19

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #20

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #20

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #21

Revise the “Managed Futures Strategies” section to address the extent to which the Subsidiary may be leveraged and to disclose the Subsidiary’s compliance with the 1940 Act leverage restrictions.

Response #21

The prospectus has been revised to disclose more information regarding the extent to which the Fund’s investment strategy may involve leverage, including the leverage employed by the Subsidiary.  See Response #6 above.  The Fund and Subsidiary will be subject to the 1940 Act leverage restrictions on a consolidated basis

Principal Risks of Investing in the Fund

Comment #22

Please advise if there is any emerging markets risk.

Response #22

Emerging markets risk is not a principal risk factor of the Fund’s investment strategy.  As discussed in Response #8 above, the prospectus has been revised to remove the risk factors related to foreign currency and foreign investment risk.

Additional Information about Underlying Funds

Comment #23

Amplify the fees discussed in the “Underlying Funds Risk” in this section as well.

Response #23

The “Additional Information about Underlying Funds” section has been revised to disclose information regarding the fees payable to the Underlying Pools:

Your cost of investing in the Fund will be higher than the cost of investing directly in Underlying Pools and may be higher than other mutual funds that invest directly in the types of derivatives held by the Underlying Pools.  In addition to the Fund’s direct fees and expenses, you will indirectly bear fees and expenses charged by the Underlying Pools, including commodity brokerage commissions and operating expenses.  Each Underlying Pool will pay management and performance based fees to its manager.  Management fees typically are based on the leveraged account size and not the actual cash invested in the Underlying Pool.  Based on expected leverage levels, the management fees paid by the Underlying Pools to their managers will represent between 0% and approximately 12.5% of the Fund’s investment in the Underlying Pools.  Depending on the fee, this represents between 0 to 2.5% of the Fund’s assets.  Performance fees will range from 10% to 35% of each Underlying Pool’s returns and are computed for each Underlying Pool without regard the performance other Underlying Pools.  Accordingly, the Fund may indirectly pay a performance fee to an Underlying Pool’s manager with positive investment performance, even if the Fund’s overall returns are negative.

Management of the Fund

Investment Subsidiary

Comment #24

Please confirm that neither the Fund nor the Subsidiary will invest in an affiliated commodity pool.

Response #24

The Registrant and the Advisor confirms that neither the Fund nor the Subsidiary will invest in an affiliated commodity pool.

Comment #25

Add a statement to this section disclosing that to the extent the Fund or the Subsidiary invests in Underlying Pools, the Fund will bear the costs expenses of the Underlying Pools, and that such costs and expenses may be a duplication of costs and fees.

Response #25

The requested disclosure has been added to the prospectus:

The Fund, through its allocation to the Subsidiary, will indirectly bear the costs and expenses of the Underlying Pools, and such costs and expenses may be a duplication of costs and fees.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #26

Please confirm that investing in swap agreements is not a primary investment strategy of the Fund.

Response #26

We confirm that investing in swap agreements is not a primary investment strategy of the Fund.

Comment #27

The Statement of Additional Information (“SAI”) provides that the Fund may invest up to 25% of its total assets in junk bonds.  If this is accurate, it should be disclosed in the prospectus.

Response #27

The referenced disclosure regarding junk bonds has been removed from the SAI.  The Fund does not intend to invest in junk bonds.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum